May 30, 2017

VIA EDGAR AND ELECTRONIC MAIL

Mr. Marc Thomas
Senior Staff Accountant
Office of Financial Services
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	East West Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 000-24939

Dear Mr. Thomas:

East West Bancorp, Inc. (the “Company”) is pleased to submit our response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter from the Division of Corporation Finance, dated May 24, 2017. To assist with your review, we have repeated the text of the Staff’s comment (indicated in bold) immediately preceding our response.

Form 10-Q filed for the Period Ended March 31, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Noninterest Income, page 56

We note that the company through East West Bank consummated a sale and leaseback transaction with GC 555 Montgomery, LLC for the sale of property located at 555 Montgomery Street, San Francisco, California for $120.6 million with total pre-tax profit from the sale of $85.4 million. In addition, the bank entered into a lease agreement for part of the property, including a retail branch and office facilities. Please tell us how you determined that $71.7 million should be recognized in the first quarter of 2017 with the remaining $13.7 million to be deferred over the term of the lease agreement. In your response, refer to ASC 840-40-25 and specifically address the criteria for sale-leaseback accounting, the recognition of profit or loss and the amount to be amortized to income in future periods.

Response:

On March 22, 2017 (the “Closing Date”), under the terms of the Agreement of Purchase and Sale and Joint Escrow Instructions, East West Bank (“EWB”) sold the property located at 555 Montgomery Street, San Francisco, California (the “Property”) to GC 555 Montgomery, LLC (“Buyer”) for all cash consideration of $120.6 million, where the sale met the criteria prescribed in ASC 360-20-40-5. No financing was provided to the Buyer by the Company. Additionally, other than the leaseback transaction evaluated under ASC 360-20-40-60 (as described below), there were no forms of continuing involvement described in paragraphs ASC 360-20-40-37 through 40-64. The Property had a net book value of approximately $31.6 million at the time of sale, resulting in a pre-tax profit of $85.4 million after considering approximately $3.6 million in selling costs. The Company considered ASC 840-40-25, as explained below.

On the Closing Date, EWB also entered into a normal leaseback with the Buyer for portions of the Property consisting of office and retail premises to be used by the Company in which the leaseback met the sale-leaseback criteria prescribed in ASC 840-40-25-9. There were no forms of continuing involvement described in paragraphs ASC 840-40-25-13 through 25-14, and ASC 840-40-25-17. Since the leaseback did not meet any of the four lease classification criteria provided in ASC 840-10-25-1, the leaseback was accounted for as an operating lease as prescribed by ASC 840-40-25-2. Based on an evaluation of the present value of the minimum lease payments, it was determined that EWB retained more than a minor but less than substantially all of the use of the Property. Pursuant to ASC 840-40-25-3(b)(1), as the leaseback was classified as an operating lease, the Company recognized a profit on the sale in excess of the minimum lease payments of the leaseback. This resulted in $71.7 million of gain being recognized on the Closing Date, which represents the profit on the sale in excess of the present value of the minimum lease payments of $13.8 million. The Company deferred the recognition of $13.8 million of gain in accordance with ASC 840-40-25-3, and this amount will be amortized into noninterest income in proportion to the related gross rental expense charged over the operating lease term in accordance with ASC 840-40-35(b)(2).

If you have further questions or further comments concerning the information set forth in this letter, please do not hesitate to contact me at 626-768-6360 or Irene.oh@eastwestbank.com.

Sincerely,

EAST WEST BANCORP, INC.

By:	/s/ IRENE H. OH
Irene H. Oh
Executive Vice President and
Chief Financial Officer

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